UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): October 28, 2024

SPARX HOLDINGS GROUP, INC.

(Exact name of issuer as specified in its charter)

Nevada	92-3402117
State of other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

1800D Mineral Spring Avenue, #164,

North Providence, RI 02904

(Full mailing address of principal executive offices)

(401) 830-9878

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.0001 par value

Item 5. Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On October 28, 2024, management of Sparx Holdings Group, Inc. (the “Company”), concluded that the Company’s previously issued audited financial statements for the fiscal year ended June 30, 2023 (the “2023 Audited Financial Statements”), contained in the Company’s Annual Report on Form 10-K, filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2023, should no longer be relied upon due to certain error(s) in the 2023 Audited Financial Statements.

The Company filed its Annual Report on Form 1-K for the fiscal year ended June 30, 2024 (referred to as the “2024 Form 1-K”) with the SEC on October 28, 2024. This filing included corrected and restated audited financial information for the fiscal year ended June 30, 2023, along with the audited financial information for the fiscal year ended June 30, 2024. The audited financial information included in the Form 1-K was audited by our PCAOB accountant Michael Gillespie & Associates, PLLC. (PCAOB ID: 6108).

The 2023 Audited Financial Statements included in the Form 10-K filed with the U.S. Securities and Exchange Commission (SEC) on September 8, 2023, were deemed unreliable due to failure to properly account for a subscription receivable for the fiscal year ended June 30, 2023. The Company attributes this oversight to its former PCAOB Auditor, BF Borgers CPA PC, who conducted the audit of the 2023 financial statements for the fiscal period ended June 30, 2023. In May of 2024, BF Borgers CPA PC and Ben Borgers were permanently suspended from practicing as accountants before the SEC for reasons which include, but are not limited to, failure to comply with PCAOB standards.

Exhibits

None.

Signatures

Pursuant to the requirements of Rule 257 (b)(4) of Regulation A, the issuer has duly caused this current report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sparx Holdings Group, Inc.

Date:	October 29, 2024	By:	/s/ Cassandra DeNunzio
Cassandra DeNunzio, Chief Executive Officer